UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         _)*

Dragon Victory International Limited

(Name of Issuer)

Ordinary Share

(Title of Class of Securities)

G28365107

(CUSIP Number)

September 15, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. G28365107	Page 2 of 8

1. Names of Reporting Persons. Destiny Links Management Limited.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands, Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 760,000
6. Shared Voting Power 0
7. Sole Dispositive Power 760,000
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 760,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.65%
12. Type of Reporting Person CO

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CUSIP No. G28365107	Page 3 of 8

1. Names of Reporting Persons. Koulin Han
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands, Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 760,000
6. Shared Voting Power 0
7. Sole Dispositive Power 760,000
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 760,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.65%
12. Type of Reporting Person IN

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CUSIP No. G28365107

ITEM 1.

(a) Name of Issuer:

Dragon Victory International Limited

(b) Address of Issuer's Principal Executive Offices:

Suite B1-901, No.198, Qidi Road, Xiaoshan District, Hangzhou, PRC

ITEM 2.

(a) Name of Person Filing:

This Schedule is filed by Century Links Management, Ltd., a British Virgin Islands exempted limited company, and Koulin Han., the 100% owner of Century Links. The foregoing are collectively referred to as the “Reporting Persons.”

(b) Address of Principal Business Office, or if None, Residence:

Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

(c) Citizenship:

(1) Century Links is a British Virgin Islands company; (2) Koulin Han is a PRC citizen

(d) Title of Class of Securities:

Ordinary Share

(e) CUSIP Number: G28365107

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

760,000

(b) Percent of class:

6.65%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 760,000

(ii) Shared power to vote or to direct the vote: 0

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(iii) Sole power to dispose or to direct the disposition of: 760,000

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2017
(Date)

Century Links Management Ltd.

/s/Koulin Han
Name: Koulin Han
Title:Sole Director

/s/Koulin Han
Name: Koulin Han

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	8

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exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: September 25, 2017

Century Links Management, Ltd., a British Virgin Islands exempted company

By:	/s/ Koulin Han
Koulin Han
Sole Director

By:	/s/ Koulin Han
Koulin Han

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